October 2016

 Pricing Sheet dated October 31, 2016 relating to

 Preliminary Terms No. 1,087 dated September 30, 2016

 Registration Statement Nos. 333-200365; 333-200365-12

 Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in International Equities

Buffered PLUS Based on the Value of the EURO STOXX 50® Index due November 3, 2021

Buffered Performance Leveraged Upside SecuritiesSM

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING Terms – OCTOBER 31, 2016
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	November 3, 2021
Underlying index:	EURO STOXX 50® Index
Aggregate principal amount:	$4,383,150
Payment at maturity per Buffered PLUS:

If the final index value is greater than the initial index value:

$10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity

If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 30%:

$10

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 30%:

($10 x the index performance factor) + $3

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10. However, under no circumstances will the Buffered PLUS pay less than $3.00 per Buffered PLUS at maturity.

Leveraged upside payment:	$10 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	3,055.25, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	October 29, 2021, subject to postponement for non-index business days and certain market disruption events
Leverage factor:	160%
Buffer amount:	30%. As a result of the buffer amount of 30%, the value at or above which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is 2,138.675, which is 70% of the initial index value.
Minimum payment at maturity:	$3.00 per Buffered PLUS (30% of the stated principal amount)
Index performance factor:	Final index value divided by the initial index value
Maximum payment at maturity:	$18.50 per Buffered PLUS (185.00% of the stated principal amount)
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see “Commissions and issue price” below)
Pricing date:	October 31, 2016
Original issue date:	November 3, 2016 (3 business days after the pricing date)
CUSIP:	61766F276
ISIN:	US61766F2763
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.” In the accompanying preliminary terms.
Estimated value on the pricing date:	$9.492 per Buffered PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per Buffered PLUS	$10	$0.30(1)
$0.05(2)	$9.65
Total	$4,383,150	$153,410.25	$4,229,739.75

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each Buffered PLUS they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Buffered PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

License Agreement between STOXX Limited and Morgan Stanley

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley. For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

The Buffered PLUS are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1,087 dated September 30, 2016

Product Supplement for PLUS dated February 29, 2016      Index Supplement dated February 29, 2016

Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.